Exhibit 4

RECENT DEVELOPMENTS

This section provides information that supplements the information about Colombia contained in Colombia’s Annual Report on Form 18-K for its fiscal year ended December 31, 2007, filed with the SEC on September 10, 2008, as amended by Amendment No. 1 thereto, filed on Form 18-K/A with the Commission on January 20, 2009, and as the Annual Report may be further amended from time to time. To the extent the information in this section is inconsistent with the information contained in the Annual Report, as amended to date, the information in this section replaces such information. Capitalized terms not defined in this section have the meanings ascribed to them in the Annual Report.

SELECTED COLOMBIAN ECONOMIC INDICATORS

	2004		2005		2006		2007		2008
Domestic Economy
Real GDP Growth (percent)(1)		4.7%		5.7%		6.9%		7.5%		2.5%
Gross Fixed Investment Growth (percent)(1)(2)		13.0		19.9		19.1		13.7		7.7
Private Consumption Growth (percent)(1)(2)		3.7		4.7		6.8		7.6		2.5
Public Consumption Growth (percent)(1)(2)		4.6		6.4		4.2		4.5		1.3
Consumer Price Index(3)		5.5		4.9		4.5		5.7		7.7
Producer Price Index(3)		4.6		2.1		5.5		1.3		9.0
Interest Rate (percent)(4)		7.8		7.0		6.3		8.0		9.7
Unemployment Rate (percent)(5)		13.0		12.2		12.8		10.3		10.9
Balance of Payments		(millions of U.S. dollars)
Exports of Goods (FOB)(6)		$16,442		$20,818		$23,930		$29,381		$37,095
Oil and its derivatives(6)		4,227		5,559		6,328		7,318		12,204
Coffee(6)		949		1,471		1,461		1,714		1,883
Imports of Goods (FOB)(6)		15,324		19,431		23,976		30,100		36,313
Current Account Balance(6)		(913)		(1,884)		(2,992)		(5,866)		6,761
Net Foreign Direct Investment(6)		2,873		5,590		5,558		8,136		8,406
Net International Reserves		13,536		14,947		15,435		20,949		24,030
Months of Coverage of Imports (Goods and Services)		8.2		7.2		6.1		6.7		n.a.
Public Finance(7)		(billions of pesos or percentage of GDP)
Non-financial Public Sector Revenue	Ps.	76,751	Ps.	89,862	Ps.	104,691	Ps.	117,707	Ps.	126,894
Non-financial Public Sector Expenditures	Ps.	79,922	Ps.	90,598	Ps.	107,975	Ps.	121,921	Ps.	126,506
Non-financial Public Sector Primary Surplus/(Deficit)(8)		n.a.		n.a.		n.a.		n.a.		n.a.
Percent of GDP(7)		n.a.		n.a.		n.a.		n.a.		n.a.
Non-financial Public Sector Fiscal Surplus/(Deficit)		(3,171)		(735)		(3,284)		(4,214)		388
Percent of GDP(7)		(1.1)%		(0.2)%		(0.9)%		(1.0)%		0.1%
Central Government Fiscal Surplus/ (Deficit)		(13,713)		(13,509)		(13,069)		(11,613)		(11,067)
Percent of GDP(7)		(4.6)%		(4.0)%		(3.4)%		(2.7)%		(2.3)%
Public Debt(9)
Public Sector Internal Funded Debt (billions of pesos)(10)	Ps.	99,354	Ps.	117,126	Ps.	124,206	Ps.	132,433	Ps.	140,065
Percent of GDP(1)		33.2%		34.9%		32.4%		30.7%		29.4%
Public Sector External Funded Debt (millions of dollars)(11)		$25,015		$23,353		$25,889		$27,923		$28,556
Percent of GDP(1)		20.0%		15.9%		15.1%		13.0%		13.4%

n.a. - Not available.

1:	Figures calculated using new methodology implemented by DANE in 2008, using 2000 as the base year for calculating constant prices.

2:	Figures for 2007 and 2008 are estimated.

3:	Percentage change over the twelve months ended December 31 of each year.

4:	Average for each year of the short-term composite reference rate, as calculated by the Superintendencia Financiera (Financial Superintendency).

5:	Refers to the average unemployment rates in the thirteen largest cities in Colombia in December of each year.

6:	Figures for all years have been recalculated according to the recommendations contained in the fifth edition of the IMF’s Balance of Payments Manual. Preliminary figures for 2003 through 2007. Imports and exports of goods do not include “special trade operations.”

7:	All figures calculated according to IMF methodology, which includes privatization, concession and securitization proceeds as part of public sector revenues and nets transfers among the different levels of the non-financial public sector. Figures given as a percentage of GDP calculated using new methodology implemented by DANE in 2008, using 2000 as the base year for calculating constant prices. Figures for the Non-financial Public Sector Primary Balance are being recalculated under the new methodology.

8:	Primary surplus/(deficit) equals total consolidated non-financial public sector surplus/(deficit) without taking into account interest payments or interest income.

9:	Figures for 2008 are subject to revision. Exchange rates at December 31 of each year.

10:	Includes peso-denominated debt of the Government (excluding state-owned financial institutions and departmental and municipal governments) with an original maturity of more than one year, and public sector entities’ guaranteed internal debt.

11:	Includes external debt of the Government (including Banco de la República, public agencies and entities, departments and municipal governments and state-owned financial institutions) with an original maturity of more than one year.

Sources: Banco de la República, Ministry of Finance and Public Credit (“Ministry of Finance”), Departamento Administrativo Nacional Estadístico (“DANE”) and Consejo Superior de Política Fiscal (“CONFIS”)

Republic of Colombia

According to preliminary figures, Colombia’s ratio of total net non-financial public sector debt to gross domestic product (“GDP”) decreased from 36.0% at December 31, 2006 to 32.3% at December 31, 2007, and further decreased to 31.9% at December 31, 2008.

In 2005, the Government revised the principal indicator it would be using as a basis for the Government’s projections regarding fiscal deficit, primary balance and public debt balance. The new principal indicator is the total debt net of external financial assets, which is calculated by subtracting the amount of external assets owned by the National Treasury, the Oil Stabilization and Savings Fund and the other decentralized entities from the total net non-financial public sector debt figure. The ratio of total debt net of external financial assets to GDP as so calculated was 32.5% at December 31, 2006, 29.2% at December 31, 2007 and 30.8% at December 31, 2008.

The dynamics of the economic growth, fiscal adjustments and privatizations, as well as the active liability management carried out by the Government in the local and international markets during recent years, have contributed to a reduction of the overall debt of the Republic as a percentage of GDP. Although the Colombian government expects to keep this ratio on a continuous downward trend in the following years, no assurance can be given that this goal will be achieved.

The Minister of Finance is Oscar Ivan Zuluaga, who took office in March 2007.

Consideration is being given to allowing the President to serve a third term in office and legislation to that effect has been introduced in Congress. A number of legislative and legal steps are required to complete the process and there is no certainty that they will occur. The President has not declared his intention to stand for re-election.

Internal security

In recent years, violence and terrorism by guerilla organizations generally have shown a decreasing trend. Incidents of homicides decreased from 20,210 in 2004 to 18,111 in 2005, 17,479 in 2006, 17,198 in 2007 and further to 16,140 in 2008. Incidents of kidnapping decreased from 1,440 in 2004 to 800 in 2005, 687 in 2006, 521 in 2007, and further to 437 in 2008. Incidents of terrorism generally have been declining, although some increases were seen in 2006 and 2008, from 724 in 2004 to 612 in 2005, 646 in 2006, 316 in 2007 and 347 in 2008. In March 2009, the Government announced that for the twelve-month period ended February 28, 2009, homicides and kidnapping declined by 8.3% and 28.5%, respectively, as compared to the corresponding period in 2008. For the twelve-month period ended February 28, 2009, incidents of terrorism increased by 2.1% compared to the corresponding period in 2008. For the two-month period ended February 28, 2009, homicides and kidnapping decreased by 17.1% and 55.0%, respectively, and incidents of terrorism decreased by 17.9%, compared to the corresponding period in 2008.

Based on the Report of the International Narcotics Control Board for 2008, production of coca leaf in Colombia decreased from 610 metric tons in 2006 to 600 metric tons in 2007. In addition, based on a report from the Dirección Nacional de Estupefacientes (National Anti-Narcotics Agency) on February 19, 2009, the Government has in recent years:

•	eradicated more than 1.5 million hectares of illicit crops;

•	seized 2.6 million kilograms of narcotics;

•	dismantled more than 18,000 drug production laboratories;

•	extradited 957 persons based on drug trafficking and related crimes from August 2002 to February 2009; and

•	established alternative development programs, such as “Forest Rangers Families”, which provides subsidies to farmers who refrain from growing coca plants.

Although narcotics control continues to be a challenge in Colombia, the Government believes that the achievements cited by the National Anti-Narcotics Agency reflect the Government’s seriousness in its efforts to eradicate illicit crops and destroy drug processing and distribution centers. There can be no assurance, however, that these achievements will continue in the future.

Five divisions of unauthorized paramilitary organizations were dismantled in November and December 2004 under a demobilization plan developed by the Government. The demobilization plan is the result of the Santa Fe de Ralito Agreement that was signed between these paramilitary organizations and the Government on July 23, 2003 and ratified on October 7, 2004, through a public announcement called the “Acto de Fe por la Paz.” At June 30, 2008, 31,671 members of paramilitary groups had been reintegrated into civil society. Furthermore, since the start of the Uribe administration through June 30, 2008, 47,807 members of illegal armed groups, including paramilitary organizations, had been demobilized. Since June 30, 2008, the Government believes that paramilitary organizations have been dismantled. However, the Government believes that various members of paramilitary organizations may have regrouped into criminal organizations. No assurance can be given that the reintegration or demobilization achievements will be maintained.

Following reports about the disappearance of 11 young men in the municipality of Soacha, the matter is being investigated by several governmental bodies. They are assessing allegations that members of the armed forces deliberately misidentified the young men as guerrillas to benefit from an incentive program that rewards soldiers for combating guerrillas. Definitive findings of fact in the matter have not yet been made. Nevertheless, in November 2008, following the preliminary findings of a temporary special commission reviewing the matter, the Defense Minister announced the retirement from the armed forces of several officers, including three generals, with command authority over the units in question. In addition, the Government announced the release of a human rights policy to be implemented by the military in order to preserve and defend human rights. The Government also established a new school of human rights where officers of the armed forces will receive instruction on human rights issues. Furthermore, a new office of human rights in the armed forces was created.

Juan Manuel Santos was appointed as Defense Minister by President Uribe and took office on August 7, 2006.

Internal security issues continue to be a leading challenge faced by Colombia and there can be no assurance that the decrease in criminal activity will continue in the future.

Foreign Affairs and International Organizations

In October 2008, the U.S. Congress extended the term of the Andean Trade Promotion and Drug Eradication Act, or ATPDEA, which provides for unilateral tariff preferences accorded to the Andean countries through the Andean Trade Preference Act, to December 31, 2009.

On February 27, 2006, the United States and Colombia concluded negotiations on a free trade agreement that seeks to eliminate tariffs and other barriers to goods and services and expand trade between the two countries. In order to become effective, the trade agreement needs the approval of their respective legislatures. On June 14, 2007, the Colombian Congress approved the trade agreement. Following the approval from Congress, on July 4, 2007, the President signed the law authorizing the free trade agreement and on July 24, 2008, the Constitutional Court declared the agreement compatible with the Constitution. After the declaration of the Constitutional Court, no further governmental approvals are needed by Colombia. As of March 31, 2009, the free trade agreement had not been approved by the U.S. Congress.

Following the election of Barack Obama as president of the United States, a constructive dialogue between Colombia and the United States has continued, including discussions on trade. The Obama administration has expressed its intention to work with the U.S. Congress to move forward on the free trade agreement with Colombia.

Economy

Gross domestic product

According to preliminary figures, real GDP grew approximately 7.5% in 2007 and approximately 2.5% in 2008. During 2007, the sectors that experienced the largest increases in real growth were construction, which grew by 11.5%, and transportation, storage and communications, which grew by 11.0%. During 2008, the sectors that experienced the largest real growth increase were financial services (9.5%), mining (7.3%) and transportation, storage and communications (4.0%).

In 2008, real GDP growth decreased as a result of the impact of the restrictive stance taken by Banco de la República in order to control inflationary pressures that had been building in the economy due to demand pressures. Additionally, supply constraints led to weakening growth. In the last quarter of 2008, Colombia experienced a noticeable impact on its economy from the heightened turbulence associated with the international financial crisis. Industrial production and retail sales slowed during the last quarter of 2008, decreasing by 8.0% and 0.1%, respectively. As a result of these factors, the Government’s projection for GDP performance for 2009 was revised downward from a real growth rate of 3.0% to a range of between 0.5% to 1.5%. Due to the volatility in the current environment, no assurances can be given concerning actual results for the 2009 period and beyond.

The Government also believes that tightening credit conditions in financial markets could have a potential, although limited, impact in the balance of payments mainly through lower foreign direct investment flows. For 2009, foreign direct investment is estimated to be in a range of between U.S. $6 billion to U.S. $7 billion, or between U.S. $2 billion and U.S. $3 billion below the estimated level for 2008.

Measures taken by the Government

The Government’s strategy in order to address the international financial crisis has three main components: (i) adopting a countercyclical fiscal policy and prioritizing expenditures in key sectors; (ii) securing and maintaining access to external funding which will permit Colombia to meet its public sector external financing requirements and (iii) securing funding for the productive sector and its activities. The Government is implementing countercyclical measures through the concentration of public expenditures in infrastructure development, social programs and productive sector stimulus. Expenditures in those areas are expected to grow by 25.4%, 18.3% and 4.7%, respectively, during 2009 as compared to 2008. With respect to external funding, the Government issued U.S. $1 billion of notes in the international capital markets in January 2009, and obtained $2.4 billion of financing for 2009 from multilateral agencies, including U.S. $400 million from Corporación Andina de Fomento (CAF) and U.S. $150 million from the World Bank. With respect to funding for the productive sector, the Government also has sought to secure financing for private sector activity. Banco de Comercio Exterior de Colombia S.A. (Bancoldex), a state-owned financial institution whose principal activity is to provide long and short-term financing and specialized financial products to support Colombian exports and foreign trade-related activities, was able to secure from CAF and the IADB approximately U.S. $500 million for 2009 for use by the private sector.

Employment and labor

The following table presents monthly average rates of unemployment in urban areas for January 2006 through February 2009, according to the most recent methodology adopted by the National Administrative Department of Statistics (“DANE”).

Monthly Unemployment Rates for the

13 Largest Urban Areas (1)

	2006	2007	2008	2009
January	16.0%	14.4%	12.3%	14.9%
February	14.2	12.8	12.6	13.6
March	12.2	12.6	12.0	n/a
April	12.7	11.6	11.3	—
May	13.1	11.4	11.7	—
June	12.5	11.7	11.7	—
July	13.1	11.3	11.9	—
August	12.7	11.1	11.4	—
September	12.8	10.6	11.3	—
October	12.7	10.3	11.0	—
November	11.3	9.0	10.4	—
December	12.8	10.3	10.9	—

n/a - Not available.

(1)	Statistics for the cities and metropolitan areas of Bogotá, Medellín, Cali, Barranquilla, Bucaramanga, Manizales, Pasto, Pereira, Cúcuta, Ibagué, Montería, Cartagena and Villavicencio.

Source: DANE.

Foreign Trade and Balance of Payments

Balance of payments

For 2008, the current account deficit was U.S. $6,761 million, compared to a U.S. $5,837 million deficit in 2007. The increase in the current account deficit mainly was due to an increase in the income outflows. The increase in income outflows mainly was due to remittances of profits and dividends of foreign companies in Colombia to their head offices abroad. For 2008, the capital account registered a U.S. $9,552 million surplus, compared to a U.S. $10,347 million surplus for 2007. This decrease mainly was caused by a reduction in portfolio investment. Colombia, however, registered a 3.3% increase in net foreign direct investment from U.S. $8,136 million in 2007 to U.S. $8,406 million in 2008.

The following table presents preliminary balance of payments figures for the periods indicated:

Balance of Payments(1)

	For the Year Ended
	2006(2)		2007(2)		2008(2)
	(in millions of U.S. dollars)
Current Account
Exports (FOB)
Oil and its Derivatives	U.S. $	6,328	U.S. $	7,318	U.S. $	12,204
Coffee		1,461		1,714		1,883
Coal		2,913		3,495		5,043
Nickel		1,107		1,680		864
Gold and Emeralds(3)		371		458		1,045
Nontraditional(4)		11,749		14,716		16,056

Total Exports		23,930		29,381		37,095
Imports (FOB)
Consumer Goods		4,707		6,056		6,801
Intermediate Goods		10,522		12,888		16,060
Capital Goods		8,748		11,156		13,451

Total Imports (FOB)		23,976		30,100		36,313
Special Trade Operations (Net)(5)		368		122		208
Trade Balance		322		(596)		990
Services (Net)(6)
Inflow		3,377		3,636		4,042
Outflow		5,496		6,243		7,171

		(2,119)		(2,607)		(3,129)
Income (Net)(7)
Inflow		1,525		1,860		1,686
Outflow		7,454		9,725		11,823

		(5,929)		(7,865)		(10,138)
Transfers (Net)		4,743		5,231		5,515

Total Current Account		(2,983)		(5,837)		(6,761)
Capital Account
Foreign Direct Investment (Net)(8)		5,558		8,136		8,406
Portfolio Investment (Net)(9)		(2,431)		891		(1,090)
Loans (Net)(10)		219		1,667		1,551
Commercial Credits (Net)		(491)		(121)		292
Leasing (Net)(10)		55		110		272
Other (Net)(10)		28		(317)		122
Other Long-Term Financing		(47)		(20)		(1)
Special Capital Flows (Net)(11)		0		0		0

Total Capital Account		2,890		10,347		9,552
Errors and Omissions		115		204		(153)

Change in Gross International Reserves	U.S. $	23	U.S. $	4,714	U.S. $	2,638

Totals may differ due to rounding.

(1)	Figures for all periods calculated according to the recommendations contained in the 5th edition of the IMF’s Balance of Payments Manual.

(2)	Preliminary.

(3)	Includes gold exports made by private agents (including an estimate of contraband gold transactions).

(4)	Nontraditional exports consist of products other than oil and its derivatives, coffee, coal, nickel, gold and emeralds.

(5)	Principally goods acquired by ships in ports and foreign trade in free trade zones.

(6)	Includes non-financial services, such as transportation, travel, telecommunications, postal, construction, insurance, information, personal and government services, as well as commissions paid by the public and private sector on financial services relating to managing external debt.

(7)	Includes financial services and inflows and outflows related to payments for and costs of labor and capital. Financial service outflows include interest payments on private and public external debt and securities, dividend remittances abroad, salaries received by Colombian citizens abroad and interest earnings on assets held by Colombian residents abroad.

(8)	Foreign direct investment in Colombia less Colombian direct investment abroad (outflows). Includes long-term and short-term foreign direct investment.

(9)	Portfolio investment in Colombia less Colombian portfolio investment abroad (outflows). Includes long-term and short-term portfolio investment flows.

(10)	Includes long-term and short-term flows.

(11)	As calculated with the new balance of payments methodology, these amounts are not substantial enough to be material. Excludes portfolio investment flows.

Source: Banco de la República—Economic Studies.

On January 24, 2009, President Uribe and President Chávez of Venezuela agreed to establish a fund the objective of which will be to provide financing for small and medium enterprises in either Colombia or Venezuela. The fund initially will have U.S. $200 million available for financing, with each country contributing U.S. $100 million.

Colombia also is working to consolidate its relations with the members of the Asia-Pacific Economic Cooperation (APEC) forum on topics such as trade, tourism, economic cooperation and investment. And, in order to foster closer ties with China and Chinese businesses, Colombia will host the Third Latin America and China Meeting in November 2009.

Monetary System

Financial Sector

At February 28, 2009, Colombia’s financial sector had a total gross loan portfolio of Ps. 132.7 trillion, compared to Ps. 113.9 trillion at February 28, 2008. Past-due loans amounted to Ps. 6.0 trillion at February 28, 2009, as compared to Ps. 4.1 trillion at February 28, 2008. Past-due loans increased by 44% from February 28, 2008 to February 28, 2009. Past-due loans were 4.5% of total loans at February 28, 2009, as compared to 3.6% at February 28, 2008. Provisions covering past-due loans increased from 121.0% at February 28, 2008 to 128.8% at February 28, 2009. The aggregate net technical capital (or solvency ratio) of Colombian banks increased from 13.7% of risk-weighted assets at February 28, 2008, to 14.1% at February 28, 2009. The change in the solvency ratio is a product of an increase in risk-weighted assets from Ps. 125.1 trillion at February 28, 2008 to Ps. 147.1 trillion at February 28, 2009.

The following table shows the results of the financial sector as of, and for the twelve-month period ended, February 28, 2009:

Selected Financial Sector Indicators

(in millions of pesos as of, and for the twelve-month period ended, February 28, 2009)

	Assets		Liabilities		Net Worth		Earnings
Private Sector Institutions(1)	Ps.	211,359,649	Ps.	184,446,146	Ps.	26,913,503	Ps.	833,088
Public Sector Institutions		11,417,184		10,492,174		925,010		67,917
Special State-Owned Institutions(2)		34,384,439		29,314,249		5,070,190		162,894

Total(3)	Ps.	222,776,833	Ps.	194,938,321	Ps.	27,838,513	Ps.	901,005

Totals may differ due to rounding.

(1)	Includes cooperatives.

(2)	Includes Special Financing Institutions but not Banco de la República.

(3)	Special State-Owned Institutions are not included in the total according to a new methodology adopted in 2005.

Source: Financial Superintendency.

On November 16, 2008, the Government declared a state of emergency because of the impact of the failure of entities which had illegally collected large sums of money from the public through a Ponzi scheme. The Government took this action pursuant to Decree 4333 of November 16, 2008. The Government also adopted Decree 4591 of December 4, 2008, which provides the public with mechanisms to mitigate their losses. Access to credit at market rates is authorized up to a maximum amount of Ps. 2.0 million for affected individuals and Ps. 10.0 million for affected small and medium-size companies. The financial institutions that offer this relief will receive fiscal benefits from the Government. Decree 4591 also provides mechanisms for the restructuring of existing credit obligations of affected parties. The state of emergency has since been lifted and the Government believes that the costs associated with the measures undertaken to address the emergency are not material to the Government’s finances.

Interest rates and inflation

The average short-term composite reference rate (depósitos a término fijo, or “DTF”) at December 31, 2008 was 10.2%, as compared to 9.0% at December 31, 2007. The average DTF decreased to 8.2% in March 2009, as compared to 9.6% in March 2008.

Consumer inflation (as measured by the change in the consumer price index, or “CPI”) for 2008 was 7.7%, as compared to 5.7% in 2007. The CPI at March 31, 2009 was 6.1%, as compared to 5.9% at March 31, 2008.

Producer price inflation (as measured by the change in the producer price index, or “PPI”) for 2008 was 9.0%, as compared to 1.3% for 2007. The PPI at March 31, 2009 was 6.8%, as compared to 3.4% at March 31, 2008.

The following table sets forth changes in the consumer price index (CPI), the producer price index (PPI) and average 90-day deposit rates (DTF) for the periods indicated.

Inflation and Interest Rates

	Consumer Price Index (CPI)(1)	Producer Price Index (PPI)(1)	Short-term reference rate (DTF)(2)
2007
January	4.7	5.0	6.8
February	5.3	4.9	6.8
March	5.8	4.3	7.5
April	6.3	2.3	7.5
May	6.2	0.6	7.6
June	6.0	-1.0	8.0
July	5.8	-1.9	8.3
August	5.2	-1.6	8.5
September	5.0	-0.9	8.9
October	5.2	-0.6	8.6
November	5.4	0.4	8.7
December	5.7	1.3	9.0
2008
January	6.0	2.3	9.1
February	6.4	3.9	9.3
March	5.9	3.4	9.6
April	5.7	3.8	9.8

	Consumer Price Index (CPI)(1)	Producer Price Index (PPI)(1)	Short-term reference rate (DTF)(2)
May	6.4	5.4	9.6
June	7.2	8.0	9.8
July	7.5	9.6	9.6
August	7.9	9.0	10.0
September	7.6	9.8	9.9
October	7.9	11.8	10.0
November	7.7	11.0	10.1
December	7.7	9.0	10.2
2009(3)
January	7.2	6.2	9.7
February	6.5	6.2	9.0
March	6.1	6.8	8.2

(1)	Percentage change over the previous twelve months at the end of each month indicated.

(2)	Average for each month of the short-term composite reference rate (depósitos a término fijo), as calculated by the Financial Superintendency.

(3)	Beginning January 2009, the CPI will be measured using December 2008 as the base figure.

Sources: DANE and Banco de la República.

On December 19, 2008, Banco de la República, citing deceleration in both economic activity and inflation as well as the potential negative effects of the current global economic crisis on external demand and export prices, cut the discount rate by 50 basis points from 10% to 9.5%. The decision to lower the discount rate represented a change in the monetary policy stance of Banco de la República. Banco de la República signalled, however, that any further easing would be subject to the behavior of inflation.

On January 30, 2009, February 27, 2009 and March 20, 2009, Banco de la República further cut the discount rate by 50, 100 and 100 basis points, respectively, thus decreasing the discount rate from 9.5% to 7%. Banco de la República believes that the weakening of internal demand and the lower prices of commodities abroad have reduced the inflationary pressures and have resulted in greater flexibility for monetary easing in order to stimulate the economy.

Foreign exchange rates and international reserves

Exchange rates. On March 31, 2009, the Representative Market Rate published by the Financial Superintendency for the payment of obligations denominated in U.S. dollars was Ps. 2,561.21 = U.S. $1.00, as compared to Ps. 1,821.60 = U.S. $1.00 on March 31, 2008. For the first three months of 2009, the Representative Market Rate reached a high of Ps. 2,596.37 = U.S. $1.00 on February 25, 2009 and a low of Ps. 2,197.72 = U.S. $1.00 on January 6, 2009. For 2008, the Representative Market Rate reached a high of Ps. 2,386.48 = U.S. $1.00 on October 25, 2008 and a low of Ps. 1655.42 = U.S. $1.00 on June 18, 2008.

International reserves. At February 28, 2009, net international reserves were U.S. $23.3 billion. Net international reserves increased from U.S. $20.9 billion at December 31, 2007 to U.S. $24.0 billion at December 31, 2008. Between January and December 2008, Banco de la República bought a total of U.S. $2,146.7 million directly from the market in order to control the peso appreciation, including U.S. $965.5 million for volatility control and accumulation of international reserves. During the first two months of 2009, Banco de la República intervened in the market through the sale of U.S. $368.5 million to control volatility.

As established by Decree 4646 of 2006 and in accordance with the technical criteria established by Resolution No. 137 of January 27, 2007, which governs the administration of excess liquidity, the General Directorate of Public Credit and the National Treasury is allowed to perform, among other measures, derivatives operations that consist of swaps and forwards over foreign exchange. As of December 15, 2008, the General Directorate of Public Credit and the National Treasury had no outstanding net bought position in forward contracts.

Depreciation of the Peso and measures taken by the Government

After a sharp depreciation of the peso due to the current financial turmoil, the Government decided to gradually eliminate capital controls. On September 1, 2008, through Decree 3264, the Government eliminated capital controls over short-term equity portfolios and on October 8, 2008, through Decree 3913, eliminated the controls over short-term portfolios of investment in fixed rate income instruments.

On October 9, 2008, Banco de la República eliminated the 40% reserve requirement on disbursements of external indebtedness. As a result of this measure, future disbursements of external indebtedness, export prefunding and import funding will not trigger reserve requirements. Borrowers that have previously established reserves for existing indebtedness can request reimbursement of their reserve deposits.

The Colombian peso depreciated against the U.S. dollar by 5.8% from January 1, 2009 to March 31, 2009 and depreciated against the U.S. dollar by 40.6% from March 31, 2008 to March 31, 2009.

Public Sector Finance

General

Although fiscal results for 2008 were better than initially estimated, the outlook for 2009 is more unsettled. As a result of the revision of the GDP estimate for 2009, Colombia expects a shortfall from earlier projections of fiscal revenues and therefore adjusted its fiscal goals for 2009. The Government currently projects a Central Government fiscal deficit in 2009 of 3.7% of GDP. The Government expects to fund such deficit from an increase in disbursements from multilateral agencies of U.S. $740 million and available treasury resources of Ps. 908 billion. Due to the volatility in the current environment, no assurances can be given concerning actual results for the 2009 period and beyond.

According to preliminary figures, for the year ended December 31, 2008, Colombia’s Central Government fiscal deficit decreased to 2.3% of GDP, compared to a deficit of 2.7% of GDP in 2007. According to preliminary figures, Colombia’s non-financial public sector balance in 2008 was a surplus of 0.1% of GDP, compared to a deficit of 1.0% of GDP in 2007. The principal public sector finance statistics for 2008 and 2009 are as follows:

Principal Public Sector Finances Statistics (% of GDP)

	Budget 2008(1)	Actual 2008(2)	Budget 2009(2)(3)
Non-financial Public Sector Balance	(0.9)%	0.1%	(2.5)%
Central Government	(2.6)	(2.3)	(3.7)
Other Public Sector Entities	1.7	2.4	1.2
Central Bank Balance	0.2	0.3	0.2
Fogafín Balance	0.1	0.1	0.1
Financial Sector Restructuring Costs	(0.3)	(0.3)	(0.2)
Statistical Discrepancies	0.0	0.0	0.0
Consolidated Public Sector Balance	(0.8)	(0.1)	(2.3)

Totals may differ due to rounding.

(1)	Figures calculated by CONFIS in June 2008 in connection with the release of the Medium Term Fiscal Framework 2008 adjusted for new methodology implemented by DANE in 2008, with 2000 as the base year for calculating constant prices.

(2)	Preliminary figures.

(3)	Central Government deficit for 2009 was revised on March 26, 2009 from 3.2% of GDP to 3.7% of GDP. As a result, the figure for Consolidated Public Sector Balance also was revised in order to reflect the adjustment made at the Central Government level. Thus, the estimated consolidated public sector deficit for 2009 was revised from 1.8% of GDP to 2.3% of GDP.

The following table shows the principal budget assumptions for 2009 revised as of March 26, 2009.

Principal 2009 Budget Assumptions Revised as of March 26, 2009 (1)

	2009 Budget Assumptions
Gross Domestic Product
Nominal GDP (in billions of pesos)	Ps.	502,884 (2)
Real GDP Growth		0.5-1.5%
Inflation(3)
Domestic Inflation (producer price index)(4)		5.0%
Domestic Inflation (consumer price index)		5.0%
External Inflation(5)		6.9%
Real Devaluation (average)(3)		1.3%
Interest Rates(3)
Prime (United States)		6.9%
LIBOR (six month)		4.0%
Export Prices(3)
Coffee (ex-dock) ($/lb.)		1.24
Oil ($/barrel) (Cusiana)		63.95
Coal ($/ton)		68.06
Ferronickel ($/lb.)		1.64

(1)	Figures correspond to statistics released by the Ministry of Finance and Public Credit only to public entities in Colombia.

(2)	Estimate based on the growth rate for 2009 that was revised on March 26, 2009; however, figure is not an official budget assumption and currently is being used only for internal purposes by the Ministry of Finance and Public Credit.

(3)	Figures correspond to budget assumptions made on November 19, 2008 which, as of March 26, 2009, have not been revised.

(4)	End of period. Calculated using a projected change in the producer price index for 2009.

(5)	“External Inflation” means the weighted average inflation for Colombia’s major trading partners. As of November 2008, the following are the weights assigned to each of Colombia’s major trading partners: United States (45.9%), Venezuela (12.2%), Mexico (4.2%), Brazil (4.0%), Ecuador (3.7%), Switzerland (3.5%), Germany (3.4%), Peru (2.7%), Panama (2.7%), Chile (2.6%), Japan (2.6%), Spain (2.0%), The Netherlands (2.0%), United Kingdom (1.6%), Canada (1.6%), Italy (1.5%), France (1.3%), Belgium (1.1%), Argentina (0.8%) and Sweden (0.7%). For the first three quarters of 2008, Colombia’s main export destinations (and corresponding percentage of total exports) were: United States (38.5%), Venezuela (13.9%), European Union (13.2%), Ecuador (3.7%), Chile (2.3%), Peru (2.3%), Brazil (1.8%), Mexico (1.6%), China (1.2%), Japan (1.0%) and others (20.5%) . For the first three quarters of 2008, Colombia’s main import origins (and corresponding percentage of total imports) were: United States (29.2%), European Union (13%), China (11.1%), Mexico (7.8%), Brazil (5.9%),Venezuela (3.3%), Japan (3.0%), Ecuador (2.1%), Argentina (2.1%), Canada (2.0%), Peru (1.9%), Chile (1.8%) and others (16.7%).

The figures set forth above represent Colombia’s forecast with respect to the Colombian economy during 2009. While the Government believes that these assumptions and targets were reasonable when made, some are beyond the control or significant influence of the Government, and actual outcomes will depend on future events. Accordingly, no assurance can be given that economic results will not differ materially from the figures set forth above.

Oil prices and impact on Public Sector Finance

In spite of the reduction in oil prices during the last months, the Government does not currently expect a negative impact on public sector finances in the short-term. Budget sensitivity to oil prices is relatively low because a reduction in oil revenues from Ecopetrol through dividends is compensated by lower fiscal expenses for fuel subsidies. Furthermore, income tax to be received from Ecopetrol in 2009 will be calculated over the total income before taxes of the company during 2008, which as of December 31, 2008, stood at Ps.16.0 trillion, 124.5% higher than the total income before taxes in 2007. Colombia cannot predict what will happen to oil prices in 2009 and beyond nor its potential effect on public sector finances in the medium- and long-term.

Ecopetrol

On March 26, 2009, Ecopetrol presented to investors an investment plan for 2009 to 2015 that aims to increase the production capacity of the company in upstream and downstream activities. The company’s investment plan contemplates increasing exploration activity, increasing production in existing fields, acquiring fields and companies in Colombia and abroad, enhancing the company’s refining and transport capacity, as well as increasing the company’s production of biofuels and gas. The investment plan is expected to be financed through the company’s own resources and with the issuance of debt in local or external markets of up to U.S. $4 billion depending on market conditions during the period covered by the investment plan.

Taking advantage of its cash position and in spite of low oil prices, Ecopetrol increased seismic exploration from 1,670 km in 2007 to 5,633 km in 2008. Ecopetrol expects to further increase seismic exploration to 8,500 km in 2009.

In terms of production capacity, Ecopetrol has increased efficiency of its existing fields in order to increase the volume of heavy oil and the production in its mature fields. Heavy oil production from existing fields increased from 82 thousand barrels per day in 2007 to 106 thousand barrels per day in 2008. The company expects that heavy oil production will further increase to 127 thousand barrels per day in 2009. Increased efficiency at its mature fields has allowed Ecopetrol to increase oil production from 28 thousand barrels per day in 2007 to 35 thousand barrels per day in 2008. Ecopetrol expects its oil production to further increase to 40 thousand barrels per day in 2009.

In March 2009, Ecopetrol acquired Hocol for U.S. $748 million. The acquisition of Hocol resulted in an increase in production by 22,000 barrels per day and an increase of oil reserves by 61 million barrels. Ecopetrol also acquired a 50% interest in Peruvian Petro Tech for U.S. $496 million and a 9.2% interest in the K2 field for U.S. $510 million. The acquisition of interests in Peruvian Petro Tech and the K2 field resulted in an aggregate increase in production by 7,000 barrels per day and an aggregate increase in reserves by 86 million barrels.

In terms of refining activity, Ecopetrol intends to continue with the modernization of its Barrancabermeja and Cartagena refining plants. With respect to the Cartegena plant, Ecopetrol is considering acquiring Glencore AG’s 51% interest in Refinería de Cartagena S.A.-RCS, the company created by Ecopetrol and Glencore AG that owns the plant. Negotiations between the companies are still ongoing.

With the aim of diversifying its energy sources, Ecopetrol has invested U.S. $60 million in biofuel projects in Colombia for the production of biodiesel and ethanol.

The information in this section entitled “Ecopetrol” is derived from the presentation made by the management of Ecopetrol to its shareholders.

IMF visit in January 2009

At the conclusion of the IMF’s protocol visit in January 2009, the IMF in a press release commented favorably on the level of Colombia’s preparedness to face the challenges imposed by the deceleration in global economic growth mainly due to its improved economic fundamentals and healthy financial system. The IMF also stated that adequate macroeconomic policy and positive structural reforms during the past years accelerated growth and reduced Colombia’s vulnerability. The IMF noted, however, that continued flexible and timely policy responses will still be necessary.

The IMF further stated that it believes that the Government has enough flexibility to continue with the implementation of timely and flexible fiscal policy measures. It underscored, however, the importance of adhering to the fiscal targets incorporated in the medium-term fiscal plan to reassure markets of the Government’s commitment to reduce fiscal vulnerabilities further. At the same time, the IMF noted that financing conditions would continue to be a key consideration in determining the scope for additional fiscal easing if economic growth turns out to be weaker than presently expected.

On March 26, 2009, the IMF made available to Colombia a U.S. $6 billion short-term facility, although the Government currently has no plans to draw on the facility.

Privatizations

On February 26, 2009, the Government sold its interest in three public energy distribution companies (Electrificadora de Norte de Santander, Electrificadora de Santander and Electrificadora de Cundinamarca) for a total price of Ps. 764.7 trillion, or Ps. 112.0 trillion above the Government’s initial estimates.

Public Sector Debt

Public sector internal debt

As of February 28, 2009, the Central Government’s total direct internal funded debt (with an original maturity of more than one year) was Ps. 120.7 trillion, compared to Ps. 115.1 trillion at December 31, 2008. The following table shows the direct internal funded debt of the Central Government at February 28, 2009 by type:

Central Government: Internal Public Funded Debt—Direct Funded Debt(1)

	At February 28, 2009 (in millions of pesos)
Treasury Bonds	Ps.	102,587,581
Pension Bonds		9,624,469
Fogafin Bonds		1,289,141
Law 546 Bonds(2)		570,719
TRD		4,247,272
Peace Bonds		87,379
Constant Value Bonds		1,770,993
Banco Agrario		274,620
Others(3)		209,483
Security Bonds		5,356

Total	Ps.	120,667,012

Total may differ due to rounding.

(1)	Debt with an original maturity of one year or more.

(2)	Includes Law 546 and debt reduction bonds.

(3)	Includes other assumed debt.

Source: Deputy Director of Risk—Ministry of Finance and Public Credit.

On October 1, 2008, the Government exchanged fixed rate TES bonds with maturities between 2009 and 2014 for fixed rate TES bonds with maturities in 2011, 2013 and 2018 in an aggregate amount of Ps. 2.2 trillion.

On November 12, 2008, the Government announced the additional issuance of Ps. 2 trillion of local fixed rate TES bonds with maturities in 2011, 2013, 2015 and 2018 and UVR bonds with maturities in 2013 and 2023 before the year-end 2008. In relation to the Colombian Financial Plan for 2008, the total amount of internal disbursements increased in 2008 from Ps. 21.8 trillion to Ps. 23.8 trillion. Conversely, internal disbursements for 2009 will be reduced because the proceeds from the additional issuance of Ps. 2 trillion of local fixed rate TES bonds will remain as initial cash available for 2009.

On February 4, 2009, the Government executed a debt exchange transaction in order to extend the maturity profile and increase the liquidity of the three-, five- and ten-year reference bonds of the local bond curve. The Government exchanged local fixed rate TES maturing from 2009 to 2011 for fixed rate TES maturing in 2012, 2014 and 2018 for a total amount of Ps. 3.7 trillion. The transaction reduced the Government’s internal funding target for 2009 from Ps. 22.0 trillion to Ps. 19.6 trillion.

On March 18, 2009, the Government executed a debt exchange transaction in order to extend the maturity profile, increase the liquidity of the three- and five-year reference bonds of the local bond curve and create a new fifteen-year reference bond. The Government exchanged local fixed and variable rate TES maturing from 2009 to 2015 for fixed rate TES maturing in 2012, 2014 and 2024 for a total amount of Ps. 4.3 trillion. The transaction further reduced the Government’s internal funding target for 2009 from Ps. 19.6 trillion to Ps. 18.8 trillion.

Public sector external debt

The following tables show the total external funded debt of the public sector (with an original maturity of more than one year) by type and by creditor.

Public Sector External Funded Debt by Type(1)

	At December 31, 2007		At December 31, 2008
	(in millions of U.S. dollars)		(in millions of U.S. dollars)
Central Government	U.S. $	23,659	U.S. $	24,351
Public Entities(2)
Guaranteed		1,911		1,773
Non-Guaranteed		2,543		2,596

Total External Funded Debt	U.S. $	28,113	U.S. $	28,720

1.	Provisional. Subject to revision. Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates at December 31, 2007 and December 31, 2008, respectively. Medium and long-term indebtedness. Excludes debt with resident financial institutions.

2.	Includes Banco de la República, public agencies and entities, departments and municipal governments and state-owned financial entities. Banco de Colombia is not included because it was privatized in 1994.

Source: Debt Database Ministry of Finance and Public Credit.

Public Sector External Funded Debt by Creditor(1)

	At December 31, 2007		At December 31, 2008
	(in millions of U.S. dollars)		(in millions of U.S. dollars)
Multilaterals	U.S. $	11,105	U.S. $	12,343
IADB		4,924		5,684
World Bank		4,833		5,329
Others		1,349		1,330
Commercial Banks		1,143		1,058
Export Credit Institutions		292		233
Bonds		13,969		13,506
Foreign Governments		1,559		1,549
Suppliers		43		30

Total	U.S. $	28,113	U.S. $	28,720

Total may differ due to rounding.

(1)	Provisional. Subject to revision. Debt with an original maturity of one year or more. Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates at December 31, 2007 and December 31, 2008, respectively. Excludes debt with resident financial institutions.

Source: Debt Registry Office-Ministry of Finance.

On December 4, 2008, Colombia obtained a U.S. $650 million loan from the IDB for the Colombian Development
Bank —Bancoldex, which is guaranteed by the Government, in order to provide funding in foreign currencies to exporters, because the credit lines provided by commercial banks have been decreasing as a consequence of the international crisis.

On January 6, 2009, Colombia issued U.S. $1,000,000,000 of 7.375% notes maturing on March 18, 2019. The notes are a new ten-year benchmark bond of Colombia.

On April 14, 2009, Colombia signed an agreement pursuant to which it has agreed to issue, subject to certain conditions, U.S. $1,000,000,000 aggregate principal amount of its 7.375% Notes due 2019. The settlement for the offering is expected to occur on April 21, 2009.